UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on January 16, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

SQM
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, January 16, 2006

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

We have received its reserved office number 033 of day 13 of January of year 2006.

On the matter and according to the required, we can indicate the following:

1.Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) and its subsidiaries and the Dutch Group “DSM” (DSM) are currently negotiating the possible purchase by SQM of all the shares issued by a Chilean and a Dutch subsidiary of DSM (both, DSMSB) involved in the production and distribution of iodine and iodine derivatives.

2.This transaction, if succeeds, will allow SQM to acquire the mining and water rights, the industrial plants and all the other DSMSB´s assets that enable the production -in Chile- and the distribution -abroad- of iodine and iodine derivatives. The main DSMSB´s assets are situated in Chile and DSMSB has an industrial installed capacity to produce approximately 2,200 tonnes of iodine per year.

3.The pertinent negotiations should conclude during this month. It is, however, subject to the parts reaching the definitive agreements related to the price of the transaction, to the pertinent “representations and guarantees” and to the other terms and conditions that are inherent to contracts of this nature.

4.SQM will inform as essential issue to the Chilean Securities and Exchange Commission and to the other organizations and markets in general, about the end of such negotiations, immediately after it happens, regardless of the outcome. In the event there is an agreement, SQM will also inform about the price of the transaction and about any other relevant information related thereto.

We inform you the above as an essential issue in compliance with articles 9 and 10 of Law Number18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Julio Ponce L
Julio Ponce L.
Chairman

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:   /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date:January 17, 2006